As filed with the Securities and Exchange Commission on October 12, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CafePress Inc.

(Name of Subject Company (Issuer))

Snapfish Merger Sub, Inc.

A wholly owned subsidiary of

Snapfish, LLC

(Names of Filing Persons (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Snapfish Merger Sub, Inc.

Snapfish, LLC

10501 Rhode Island Ave.

Beltsville, MD 20705

Attention: Jeffrey Sim

Tel: (301) 595-5651

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard Gale

Jeffrey E. Jordan

Arent Fox LLP LLP

1717 K Street, NW

Washington, DC 20006

(202) 857-6473

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$26,689,340.20	$3,234.75

(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 17,157,467 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CafePress Inc. (excluding restricted shares which are addressed in clause (ii)) multiplied by $1.48 and (ii) 875,871 Shares issuable pursuant to outstanding restricted stock units, performance-based restricted stock units and restricted stock awards that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $1.48. The calculation of the filing fee is based on information provided by CafePress Inc. as of October 11, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.00012120.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Snapfish Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Snapfish, LLC, a California limited liability company (“Parent”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CafePress Inc., a Delaware corporation (the “Company”), at a price per Share of $1.48 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of September 28, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is CafePress Inc. Its principal executive office is located at 11909 Shelbyville Road, Louisville, Kentucky 40243 and its telephone number is (502) 995-2229.

(b) This Schedule TO relates to the Shares of the Company. According to the Company, as of October 11, 2018 there were approximately 17,157,467 Shares outstanding.

(c) The information concerning the principal market in which the Shares are traded and high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are Parent and Purchaser (the “Filing Persons”).

Each of Parent’s and Purchaser’s principal executive office is located at 10501 Rhode Island Avenue, Beltsville, Maryland 20705 and the telephone number of each is (301) 595-5651.

The information regarding the Filing Persons set forth in Section 9 (“Certain Information Concerning the Filing Persons”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i)-(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” and Section 1 (“Terms of the Offer”), Section 2 (“Acceptance for Payment and Payment for Shares”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“U.S. Federal Income Tax Consequences of the Offer and the Merger”), and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning the Company”), Section 9 (“Certain Information Concerning the Filing Persons”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporate herein by reference.

(c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”), Section 10 (“Background of the Offer; Contacts with the Company”), Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”), Section 12 (“Source and Amount of Funds”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2-3) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 (“Certain Information Concerning the Filing Persons”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of this Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(c) the Offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated October 12, 2018

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Summary Advertisement, published October 12, 2018 in The New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Joint Press Release of Parent and the Company, dated September 28, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2018, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)

(d)(2)	Form of Support Agreement, dated as of September 28, 2018 among Parent, Purchaser and each of the stockholders named therein (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)

(d)(3)	Confidentiality Agreement, dated as of April 5, 2018, between the Company and District Photo, Inc.

(d)(4)	Reciprocal Confidentiality Agreement, dated as of August 16, 2018, between the Company and District Photo, Inc.

(d)(5)	Exclusivity Agreement, dated as of August 16, 2018, between the Company and District Photo, Inc.

(g)	Not applicable

(h)	Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

SNAPFISH, LLC

By:	/s/ Jasbir Patel
Name: Jasbir Patel
Title: Chief Executive Officer and President

SNAPFISH MERGER SUB, INC.

By:	/s/ Jeffrey Sim
Name: Jeffrey Sim
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 12, 2018

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Summary Advertisement, published October 12, 2018 in The New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Joint Press Release of Parent and the Company, dated September 28, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2018, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)

(d)(2)	Form of Support Agreement, dated as of September 28, 2018 among Parent, Purchaser and each of the stockholders named therein (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)

(d)(3)	Confidentiality Agreement, dated as of April 5, 2018, between the Company and District Photo, Inc.

(d)(4)	Reciprocal Confidentiality Agreement, dated as of August 16, 2018, between the Company and District Photo, Inc.

(d)(5)	Exclusivity Agreement, dated as of August 16, 2018, between the Company and District Photo, Inc.

(g)	Not applicable

(h)	Not applicable